EXCELLERANT, INC.

302Yayun Ave, Panyu,

Guangzhou, Guangdong 510000, China.

excellerantinc@yahoo.com

+17027769823

January 15, 2020

Tracie Mariner, Kevin Kuhar,

Jeffrey Gabor and Irene Paik

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Reference:	Excellerant, Inc.
Registration Statement on Form S-1
Filed December 30, 2019
File No. 333-234796

Tracie Mariner, Kevin Kuhar, Jeffrey Gabor and Irene Paik,

In response to your letter dated January 10, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 30, 2019.

Amendment No. 1 to Registration Statement on Form S-1 filed December 30, 2019

Description of Securities, page 25

1.We note your revised disclosure in response to our prior comment 9. Please expand your disclosure to discuss how a voice vote would work for shareholders. For example, please address whether shareholders must attend meetings in person and whether shareholders would receive a proportionate share of the votes based on ownership percentage.

RESPONSE:  We expanded our disclosure as follows: Shareholders can attend meetings in person or by telephone. Shareholders will receive a proportionate share of the votes based on ownership percentage.

Please direct any further comments to:

Lasha Morbedadze

Email: excellerantinc@yahoo.com

Telephone: +17027769823

Sincerely,

/s/ Lasha Morbedadze

Lasha Morbedadze,

CEO